9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
COMMON SHARE/ACTIONS ORDINAIRE
Holder Account Number

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Form of Proxy — Special Meeting to be held on November 21, 2008

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in accordance with the instructions of the holder on any ballot that may be called for.
7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
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Proxies submitted must be received by 10:00 a.m., Toronto time, on November 19, 2008.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

1-866-732-VOTE (8683) Toll Free	www.investorvote.com
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+	+

Appointment of Proxyholder
I/We, being holder(s) of Common Shares of The Westaim Corporation (the “Corporation”) hereby appoint:
Ian W. Delaney, or failing him, G.A. (Drew) Fitch

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction including upon any ballot duly called thereat (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of The Westaim Corporation (the “Corporation”) to be held at the Fairmont Royal York Hotel, the British Columbia Room, 100 Front Street West, Toronto, Ontario on Friday, November 21, 2008 at 10:00 a.m. (Toronto time) and at any adjournment thereof.

	For	Against
1. Business Combination of the Corporation

To approve an ordinary resolution approving the business combination involving the Corporation, Plumb-Line Income Trust, Plumb-Line Masonry Group Inc., F&D Management Services Ltd., Four Star Gravel Contractors Ltd., Asty Concrete & Construction Ltd. and Nascor Ltd., a wholly owned subsidiary of Arcticor Structures Limited Partnership, all as more particularly set forth and described in the accompanying Information Circular of the Corporation enclosed herewith and dated October 9, 2008 (the “Information Circular”).
	☐	☐	Fold

	For	Against
2. Consolidation and Subdivision of Outstanding Common Shares

To approve a special resolution, if required and as the case may be, approving the filing of articles of amendment in order to effect either (A) the Westaim Shares Combination (as such term is defined in the Information Circular); or (B) the Westaim Shares Split (as such term is defined in the Information Circular), all as more particularly set forth and described in the Information Circular.
	☐	☐

	For	Against
3. Consolidation of Common Shares on a One-for-Twenty Basis

To approve a special resolution approving the filing of articles of amendment in order to effect a consolidation of the outstanding common shares of the Corporation on a one-for-twenty basis, all as more particularly set forth and described in the Information Circular.
	☐	☐

	For	Against
4. Corporate Name Change

To approve a special resolution approving the filing of articles of amendment in order to effect the change of the name of the Corporation from “The Westaim Corporation” to “Peer Construction Group Inc.”, all as more particularly set forth and described in the Information Circular.
	☐	☐

	For	Against
5. Stock Option Plan

To approve the new stock option plan of the Corporation, all as more particularly set forth and described in the Information Circular.	☐	☐

	For	Against
6. Restricted Share Unit Plan

To approve the new restricted share unit plan of the Corporation, all as more particularly set forth and described in the Information Circular.	☐	☐
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Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

MM / DD / YY

■	9 9 9 9 9	0 4 8 3 8 0	1 P R	A R 0	W E D Q	+

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
COMMON SHARE/ACTIONS ORDINAIRE
Holder Account Number

Fold

Form of Proxy — Special Meeting to be held on November 21, 2008

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in accordance with the instructions of the holder on any ballot that may be called for.
7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Fold
Proxies submitted must be received by 10:00 a.m., Toronto time, on November 19, 2008.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

312-588-4290 Direct Dial	www.investorvote.com
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+	+

Appointment of Proxyholder
I/We, being holder(s) of Common Shares of The Westaim Corporation (the “Corporation”) hereby appoint:
Ian W. Delaney, or failing him, G.A. (Drew) Fitch

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction including upon any ballot duly called thereat (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of The Westaim Corporation (the “Corporation”) to be held at the Fairmont Royal York Hotel, the British Columbia Room, 100 Front Street West, Toronto, Ontario on Friday, November 21, 2008 at 10:00 a.m. (Toronto time) and at any adjournment thereof.

	For	Against
1. Business Combination of the Corporation

To approve an ordinary resolution approving the business combination involving the Corporation, Plumb-Line Income Trust, Plumb-Line Masonry Group Inc., F&D Management Services Ltd., Four Star Gravel Contractors Ltd., Asty Concrete & Construction Ltd. and Nascor Ltd., a wholly owned subsidiary of Arcticor Structures Limited Partnership, all as more particularly set forth and described in the accompanying Information Circular of the Corporation enclosed herewith and dated October 9, 2008 (the “Information Circular”).
	☐	☐	Fold

	For	Against
2. Consolidation and Subdivision of Outstanding Common Shares

To approve a special resolution, if required and as the case may be, approving the filing of articles of amendment in order to effect either (A) the Westaim Shares Combination (as such term is defined in the Information Circular); or (B) the Westaim Shares Split (as such term is defined in the Information Circular), all as more particularly set forth and described in the Information Circular.
	☐	☐

	For	Against
3. Consolidation of Common Shares on a One-for-Twenty Basis

To approve a special resolution approving the filing of articles of amendment in order to effect a consolidation of the outstanding common shares of the Corporation on a one-for-twenty basis, all as more particularly set forth and described in the Information Circular.
	☐	☐

	For	Against
4. Corporate Name Change

To approve a special resolution approving the filing of articles of amendment in order to effect the change of the name of the Corporation from “The Westaim Corporation” to “Peer Construction Group Inc.”, all as more particularly set forth and described in the Information Circular.
	☐	☐

	For	Against
5. Stock Option Plan

To approve the new stock option plan of the Corporation, all as more particularly set forth and described in the Information Circular.	☐	☐

	For	Against
6. Restricted Share Unit Plan

To approve the new restricted share unit plan of the Corporation, all as more particularly set forth and described in the Information Circular.	☐	☐
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Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

MM / DD / YY

■	9 9 9 9 9	0 4 8 3 8 0	1 P R	A R 0	W E D Q	+